November 16, 2012
VIA EDGAR

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Cray Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed July 31, 2012
File No. 000-26820

Dear Ms. Collins:

This letter responds to the comment issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 5, 2012 (the “Staff Letter”) regarding the Company’s Annual Report on Form 10-K of Cray Inc. (the “Company,” “we,” “us” or “our”) for the fiscal year ended December 31, 2011 (the “Form 10-K”) as filed with the Commission on February 27, 2012 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 as filed with the Commission on July 31, 2012 (the “Form 10-Q”). The comment in the Staff Letter is presented in bold italics and our response is set forth below.

Form 10-Q for the Quarter Ended June 30, 2012

Notes to Condensed Consolidated Financial Statements

Note 3. Sale of Interconnect Hardware Development Program, page 9

1.
We note you sold your interconnect hardware development program to Intel Corporation on May 2, 2012 and recognized a gain of $139.1 million. As part of the transaction, certain intellectual property and fixed assets were transferred to Intel but you retained certain rights to use the transferred assets and intellectual property. In an effort to better understand this transaction, please tell us what intellectual property and fixed assets were transferred, what “certain rights” were retained by you and how the retention of those rights were considered in accounting for the

Securities and Exchange Commission
November 16, 2012

transaction, citing specific accounting guidance followed. Additionally, please provide us with your analysis as to why the sale of these operations was not presented as discontinued operations pursuant to ASC 205-20-45.

On April 24, 2012, we announced that we had entered into an Asset Purchase Agreement, dated as of April 24, 2012 (the “Purchase Agreement”), with Intel Corporation (“Intel”). Pursuant to the terms of the Purchase Agreement, Intel agreed to acquire from the Company certain intellectual property and other assets related to our Interconnect Hardware Development Program (the “Interconnect Technologies”). The assets sold included emulators and test systems used in our Interconnect Hardware Development Program. The net book value of these fixed assets was approximately $100,000 and was, along with transaction costs, deducted from the proceeds of the sale to arrive at the net gain on the sale of the Interconnect Technologies. The intellectual property transferred included design schematics, test results, and 35 patents. The principal value received by Intel was the experience and intellectual capability of the 72 engineers that transferred to Intel and the related intellectual property. The intellectual property transferred allowed Intel to pursue future technology unencumbered by Cray’s intellectual property rights.

Cray retained the right-to-use certain of the Interconnect Technologies through a license entered into between Cray and Intel. Portions of the intellectual property transferred to Intel, in which we retained certain intellectual property rights, are utilized in our new Aries interconnect chip which will be included in our recently announced next-generation Cascade system now called the Cray XC-30. The interconnect is the hardware and software that moves information in a high-performance computer system at high speed. The intellectual property transferred to Intel is also utilized by interconnect technology in previous chip designs included in all of Cray’s XE, XK, XT, and uRiKA products, among others, all of which are currently deployed with customers. Cray retained the necessary licenses to continue to produce and sell these products, as well as the right to enhance existing chips, repair any discovered bugs, and adapt the technology to other Cray hardware.

As the development of the interconnect technology was expensed to Research and Development as incurred, Cray had no book basis in the technology it transferred and what it now retains through right-to-use licenses. There is no payment stream associated with these right-to-use licenses. Therefore, the $140 million purchase price considered the net intellectual property rights acquired by Intel. Even though Cray’s right-to-use said technology was not sold to Intel, no allocation of historical cost was required to be accounted for as part of the transaction because Cray’s book basis in the Interconnect Technologies sold to Intel was $0.

ASC 205-20-45 indicates that the results of operations of a component of an entity that has been disposed of shall be reported in discontinued operations if certain conditions are met.

ASC 205 defines a component of an entity as follows:

A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

We respectfully submit to the Staff that the Interconnect Technologies that were sold to Intel did not represent a component of an entity under the definition of a component under ASC 205. This development program was part of our larger Research and Development organization. Many of the transferred employees

Securities and Exchange Commission
November 16, 2012

worked on multiple hardware development projects, including the Aries interconnect. Many of these employees also supported our prior generation SeaStar and Gemini interconnects in the field. In addition, we have continued to invest research and development efforts into the development of our Aries interconnect subsequent to the sale of the Interconnect Technologies to Intel, as the chip and related software was not complete at the time of such sale. We also retained certain hardware engineers in our Research and Development organization to complete the development of the Aries interconnect, repair bugs (for all interconnects), and, if necessary, adapt the Aries interconnect to other Cray machines using the same technology as was transferred to Intel. Furthermore, we did not transfer the software engineers that are a part of the Interconnect Program and necessary to effectively operate the interconnect chips within our systems. Additionally, the interconnect team will support the ongoing sale of Cray supercomputing systems that include the interconnect chips and that include the technology sold to Intel. As a result, after considering the relevant accounting guidance, including ASC 205-20-45, we concluded that the expenses and cash flows associated with the employees, assets and intellectual property associated with this transaction with Intel could not be clearly distinguished from the rest of Cray and did not represent a component of the entity as such term is defined in the relevant accounting literature.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding this letter to the undersigned by telephone at (206) 701-2168 or by facsimile at (206) 701-2218. Thank you for your assistance.

Respectfully yours,

/s/ Brian Henry

Brian Henry
Executive Vice President and
Chief Financial Officer

cc:	Melissa Kindelan, Staff Accountant, Securities and Exchange Commission
Alan C. Smith, Fenwick & West LLP
Sharlyn R. Turner, CPA, Peterson Sullivan LLP